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                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                         ONE CORPORATE DRIVE, P.O. BOX 883
                                                 SHELTON, CT 06484

                                                       Rider
                                           Periodic Value Death Benefit

This Rider is made part of your Annuity.  If the terms of your Annuity and those of this Rider conflict, the provisions of this Rider shall control.  The benefit provided pursuant to the terms of this Rider is a "Periodic
Value Death Benefit."

Effective Date:  The Effective Date of this Rider is shown in the Schedule Supplement.

Death Benefit:  The Death Benefit of the Annuity equals the greater of (a) and (b), less any applicable Credits, where:

(a)      is the "Periodic Value," defined below; and

(b)      is the death benefit calculation and description as defined in the Annuity.

Periodic Value: If the Effective Date of the Rider is the Issue Date of your Annuity, then the Periodic Value is initially equal to the sum of all Purchase Payments made on the Issue Date, plus any Credits allocated to your
Account Value in relation to such Purchase Payments.  If the Effective Date of the Rider is after the Issue Date of your Annuity, the Periodic Value is initially equal to the Account Value on the Effective Date of the Rider.

The Periodic Value is increased by the sum of any Purchase Payments plus any Credits allocated to your Account
Value in relation to such Purchase Payments, and is reduced by any Proportional Reductions due to withdrawals.
On each "Periodic Anniversary" of the Effective Date up to and including the earlier of the decedent's date of death and the Rider Death Benefit Target Date, if applicable, the Periodic Value is compared to the Account
Value.  If the Account Value is greater than the Periodic Value, the Periodic Value is increased to equal the
Account Value.

The frequency of each Periodic Anniversary is shown in the Schedule Supplement.

Other Death Benefit Provisions:  The provisions applicable to the death benefit described in your Annuity regarding eligibility, limits of applicability, including any suspension period due to a change in any designation, modes of payment to Beneficiaries or any other provision regarding the death benefit other than the method of calculation of the death benefit continue to apply unless specifically indicated otherwise in this
Rider.

Definitions:

         The term "Owner" may be referred to as the "Participant" in certain annuities to which this Rider is attached.  For simplicity, the Participant is referred to as Owner in this Rider.

         The "Rider Death Benefit Target Date" is shown in the Schedule Supplement.

         A "Proportional Reduction" is a reduction caused by a withdrawal that reduces the value by a proportion equal to the ratio of the amount of the applicable withdrawal to the Account Value as of the date of the withdrawal but prior to the withdrawal.

         "Credits" are amounts we may provide pursuant to your Annuity.

         "Purchase Payments", for purposes of calculating the benefit offered under this Rider, is defined as the amount of Purchase Payments we receive less any applicable charge applied to such Purchase Payments, prior to the application of such Purchase Payments to your Account Value.

Withdrawals:  Withdrawals are gross withdrawals that reflect any applicable contingent deferred sales charge or other charge applicable upon a withdrawal, as well as any applicable market value adjustment.  Withdrawals result in a Proportional Reduction to the Periodic Value.

Charge for the Rider:  The charge is applied against the daily total value of that portion of Account Value attributable to, and maintained for, each Sub-account in the Annuity to which this Rider is made part.  The charge is assessed each day at the daily equivalent of the rate shown in the Schedule Supplement.

Your charge may depend on any other optional benefits you elect, and the combined risk we incur in offering those specific benefits.  Should you elect to terminate one of the other optional benefits that we took into consideration in determining your charges, we may increase your charge to that then applicable to new annuity purchasers of the same class of Annuities with the same optional benefits.

The charge is assessed until we receive due proof of the decedent's death in Good Order.  There is no charge after the Annuity Date.

Investment Limitations:  As part of the consideration for the benefit provided by this Rider, we may limit the investment options in which you may allocate Account Value, require that you invest in only certain investment options or require that you maintain your entire Account Value in accordance with an asset allocation model.  At any time until this Rider is terminated, these requirements may be implemented, suspended or changed.  This includes changing prohibited investment options, changing required investment options or changing the required limitation between one type of investment limitation and another.  Any transfers resulting from our implementing or changing any investment limitations will not be counted in determining the number of free transfers made during an Annuity Year.  The types of limits are as described below.

Limits on Investment Options:  Any fixed or market value adjusted fixed investment options otherwise available as investment options for Account Value are not available while this Rider is in effect.  In addition, we may limit the variable investment options in which you may allocate Account Value.

Required Investment Options:  We may require that you invest only in what we designate as asset allocation type variable investment options, or in a specific investment option of this type.

Asset Allocation Model:  We may require you to invest in accordance with specific asset allocation models.

Termination of this Rider:  Termination of this Rider is subject to the following rules:

A.       Elective Termination:  Whether you may elect to terminate this Rider, and, if applicable, when you may terminate this Rider is shown in the Schedule Supplement.  We may require you to submit this Rider and the Schedule Supplement to us at our Office before we agree to terminate the benefit.

B.       Termination due to Investment Limitations:  This Rider terminates automatically if you violate any of the investment limitations required by the terms of this Rider.

     C.  Termination due to Death:  This Rider terminates automatically as of the date the Annuity's death benefit is payable.

D.       Termination due to Owner/Annuitant Change:  This Rider terminates automatically if you designate a new
         Owner or Annuitant such that new Owner or Annuitant is older than the age for which we would then issue this benefit as of the effective date of such a change.

E.       Termination Resulting from the Start of Annuity Payments:  This Rider terminates automatically as of the date we transfer all Account Value in order to begin annuity payments, whether pursuant to your decision to exercise this benefit or pursuant to the annuity options of your Annuity.

F.       Termination upon Surrender:  This Rider terminates upon surrender of the Annuity to which it is made a part.

                                    American Skandia Life Assurance Corporation

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